SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                               ANGEION CORPORATION
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    03462H10
                                 (CUSIP Number)

Kevin T. O'Malley                             Kevin T. O'Malley
Vice President and Secretary                  Vice President and General Counsel
Pacesetter, Inc.                              St. Jude Medical, Inc.
15900 Valley View Court                       One Lillehei Plaza
Sylmar, CA 91392-9221                         St. Paul, MN 55117
Telephone: (612)483-2000                      Telephone:  (612) 483-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages



-----------------------------------
CUSIP No.       03462H10
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS         PACESETTER, INC.

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [x]

                                                                         (b) [ ]
--------------------------------------------------------------------------------

3    SEC USE ONLY


--------------------------------------------------------------------------------

4    SOURCE OF FUNDS (See instructions)          AF


--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]


--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION        DELAWARE


--------------------------------------------------------------------------------

      NUMBER OF
                         7    SOLE VOTING POWER                 0
        SHARES
                         ------------------------------------------------------
     BENEFICIALLY
                         8    SHARED VOTING POWER               1,125,000
       OWNED BY
                         ------------------------------------------------------
         EACH
                         9    SOLE DISPOSITIVE POWER            0
      REPORTING
                         ------------------------------------------------------
        PERSON
                         10   SHARED DISPOSITIVE POWER          1,125,000
         WITH

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,125,000
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
     (See instructions)

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.91%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON (See instructions)

          CO
--------------------------------------------------------------------------------


                                Page 2 of 5 Pages



--------------------------------------------
CUSIP No.       03462H10
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS   ST. JUDE MEDICAL, INC.

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [x]

                                                                         (b) [ ]
--------------------------------------------------------------------------------

3    SEC USE ONLY


--------------------------------------------------------------------------------

4    SOURCE OF FUNDS (See instructions)        WC; BK

--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]


--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION      MINNESOTA


--------------------------------------------------------------------------------

      NUMBER OF
                         7    SOLE VOTING POWER               0
        SHARES
                         ------------------------------------------------------
     BENEFICIALLY
                         8    SHARED VOTING POWER             1,125,000
       OWNED BY
                         ------------------------------------------------------
         EACH
                         9    SOLE DISPOSITIVE POWER          0
      REPORTING
                         ------------------------------------------------------
        PERSON
                         10   SHARED DISPOSITIVE POWER        1,125,000
         WITH

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,125,000
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
     (See instructions)

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.91%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON (See instructions)

          CO
--------------------------------------------------------------------------------



                                Page 3 of 5 Pages



Item 1.  Security and Issuer.

         The class of equity securities to which this Amendment No. 1 to
Schedule 13D relates is the common stock, par value $.01 per share (the Common Stock ) of Angeion Corporation ( Angeion ), a Minnesota corporation, with its principal executive offices located at 3560 Annapolis Lane, Suite 170, Minneapolis, Minnesota 55447-5434.

Item 4.  Purpose of Transaction.

         Pacesetter, Inc. ( Pacesetter ), a Delaware corporation, is a wholly owned subsidiary of St. Jude Medical, Inc. ( SJM ), a Minnesota corporation. Pacesetter is no longer the beneficial owner of greater than 5% of the outstanding capital stock of Angeion Corporation. The reduction of the percentage ownership of Pacesetter resulted from an increase in the outstanding Common Stock of Angeion Corporation. The Schedule 13D of Pacesetter and SJM dated October 7, 1994 is hereby terminated.



                                Page 4 of 5 Pages




                                   Signatures

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 30, 1997                    PACESETTER, INC.


                                       By /s/ Kevin T. O'Malley
                                          ----------------------------------
                                          Kevin T. O'Malley
                                          Vice President and Secretary

                                       ST. JUDE MEDICAL, INC.


                                       By /s/ Kevin T. O'Malley
                                          ----------------------------------
                                          Kevin T. O'Malley
                                          Vice President and General Counsel



                                Page 5 of 5 Pages